

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Erik Mickels
Chief Financial Officer
Trilogy International Partners Inc.
155 108th Avenue NE
Suite 400
Bellevue, WA 98004

> **Re: Trilogy International Partners Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2019**
> **Filed March 24, 2020**
> **Response dated December 22, 2020**
> **File No. 000-55716**

Dear Mr. Mickels:

We have reviewed your December 22, 2020 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2020 letter.

Form 20-F for the Fiscal Year ended December 31, 2019

General

1. In response to prior comment 2, we note your proposed disclosure that, "Of the 66 holders of record of the Company's Common Shares, 37 were resident in the United States" and "Giving effect to the 'look through' requirements applicable to foreign private issuers with respect to record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers, 36.6% of the Company's Common Shares were held of record by persons resident in the United States." Please advise us of the "look through" the registrant is referring to and provide your analysis by calculating record ownership pursuant to Exchange Act Rule 12g3-2(a) that provides that "securities

held of record by a broker, dealer, bank or nominee for any of them for the accounts of customers in the United States shall be counted as held in the United States by the number of separate accounts for which the securities are held." Please also provide a breakdown of your calculation by the number of shares. In your analysis, please clearly include your calculation based upon common shares and the special voting share together. Please see Compliance & Disclosure Interpretation, Securities Act Rules, Question 203.17.

 You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology